UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 28, 2022

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of April 28, 2022.

The information contained in the fifth paragraph (including the bullet points and related footnotes thereunder), the sixth, the first sentence of the seventh and the eighth under the heading “OUTLOOK” of Exhibit 1 to this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-237186, 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “AGM 2022 Chairman’s address” dated April 28, 2022.
Exhibit 2	Press Release entitled “Results of Voting at the 2022 Annual General Meeting” dated April 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Oliver Martin
	Name:	Oliver Martin
	Title:	Assistant Secretary

Date:  April 28, 2022